SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	July 13, 2007 at 06.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso’s non-recurring items in second quarter 2007

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that it will record two non-recurring items with a total positive net effect of EUR 12.8 million on operating profit in its second quarter 2007 results. The non-recurring items had a positive tax impact of EUR 6.0 million and increased earnings per share by EUR 0.02. The non-recurring items are:

-	A capital gain, net of provisions, of EUR 24.4 million from the sale of warehouses and office properties in Sweden and Denmark by Stora Enso’s Papyrus paper merchant. The cash proceeds, net of provisions, were EUR 50 million.

-	A non-cash actuarial valuation adjustment of USD -14.6 (EUR -11.6) million related to the previously announced non-recurring gain of USD 57.7 (EUR 44.0) million in the first quarter of 2007 due to labour agreements in the USA. The adjustment arises from pension and retiree health actuarial valuations and severance costs related to the last group of contract settlements for the maintenance groups.

Net impacts on operating profit by segment are:

Publication Paper EUR -3.0 million

Fine Paper and Merchants EUR 19.2 million

Packaging Boards                EUR -1.0 million

Other                    EUR -2.4 million

Total                     EUR 12.8 million

The Group’s financial results for the second quarter of 2007 will be announced on 26 July 2007 at 13.00 Finnish time (12.00 CET).

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel